EXHIBIT 12.1
Corporate Office Properties Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in thousands)

Six Months Ended June 30, 2014

Earnings:
Income from continuing operations before equity in income of unconsolidated entities and income taxes	$15,051
Combined fixed charges and preferred share dividends (from below)	56,977
Amortization of capitalized interest	1,162
Distributed income of equity investees	53
Subtract:
Capitalized interest (from below)	(3,011)
Preferred share dividends included in fixed charges	(8,834)
Preferred unit distributions included in fixed charges	(330)
Preferred distributions of other consolidated entities	(8)
Total earnings	$61,060

Combined Fixed Charges and Preferred Share Dividends:
Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$44,305
Capitalized interest (internal and external)	3,011
Amortization of debt issuance costs-capitalized	161
Interest included in rental expense	328
Preferred share dividends	8,834
Preferred unit distributions	330
Preferred distributions of other consolidated entities	8
Total combined fixed charges and preferred share dividends	$56,977

Ratio of earnings to combined fixed charges and preferred share dividends	1.07